UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
2 0 2002
535

02022988

12.00

SEC FILE NUMBER
8- 34543

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FD 8-30-02

REPORT FOR THE PERIOD BEGINNING 07/01/01 AND ENDING 06/30/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAKE CHARGE FINANCIAL!

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 UNIVERSITY AVE.
(No. and Street)

LOS GATOS, CA. 95030
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT 408.399.6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAUTZE & LAUTZE, CPAs & FINANCIAL ADVISORS
(Name – *if individual, state last, first, middle name*)

111 W. ST. JOHN STREET, STE 1010 SAN JOSE CA 95113
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONTENTS

LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Perry Investments, Inc.
dba Take Charge Financial!

We have audited the accompanying statement of financial condition of **Perry Investments, Inc. dba Take Charge Financial!** as of June 30, 2002 and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perry Investments, Inc. dba Take Charge Financial! as of June 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lautze & Lautze

San Jose, California
August 22, 2002

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
STATEMENT OF FINANCIAL CONDITION
June 30, 2002

Assets

Cash and cash equivalents	$	6,056
Commissions receivable		4,178
Investment escrow account		50,000
Furniture and equipment		15,885
Stockholder loan		4,540
Deferred income taxes		9,739
Other assets		2,312
Total assets	$	92,710

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	14,411
Income tax payable		800
Total liabilities		15,211
Commitments		
Stockholder's equity:		
Common stock, $1 par value; 10,000 shares authorized; 100 shares issued and outstanding		100
Paid-in capital		206,240
Accumulated deficit		(128,841)
Total stockholder's equity		77,499
Total liabilities and stockholder's equity	$	92,710

See independent auditors' report and notes to financial statements.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
STATEMENT OF LOSS
For The Year Ended June 30, 2002

Revenues:	
Commissions	$ 243,689
Investment income, including dividends and interest	48,611
Total revenues	292,300
Expenses:	
Commissions	78,253
Legal and accounting	6,045
Outside services	23,083
Travel and entertainment	11,847
Office expenses and supplies	7,599
Insurance	2,727
Medical	1,086
Computer	24,981
Depreciation	6,905
Printing and advertising	14,801
Contributions	6,514
Interest	1,120
Licenses and other taxes	2,571
WSCC fees	17,350
Transaction charges	48,555
Fee expenses	17,908
Rent	48,000
Utilities and telephone	7,468
Education	3,308
Penalties	214
Miscellaneous	1,689
Total expenses	332,024
Net operating loss	(39,724)
Other income:	
Gain on disposal of fixed asset	3,500
Total other income	3,500
Loss before benefit from income taxes	(36,224)
Benefit from income taxes	4,236
Net loss	$ (31,988)

See independent auditors' report and notes to financial statements.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended June 30, 2002

	Common Stock	Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balances, beginning of year	$ 100	$ 206,240	$ (96,853)	$ 109,487
Net loss for the year			(31,988)	(31,988)
Balances, end of year	$ 100	$ 206,240	$ (128,841)	$ 77,499

See independent auditors' report and notes to financial statements.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
STATEMENT OF CASH FLOWS
For The Year Ended June 30, 2002

Cash flows from operating activities:		
Net loss	$	(31,988)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		6,905
Gain on disposal of fixed asset		(3,500)
Change in deferred income taxes		(5,036)
Decrease in assets:		
Commissions receivable		19,693
Investment escrow account		50,000
Other assets		1,849
Decrease in liabilities:		
Accounts payable		(2,728)
Income tax payable		(800)
Net cash used by operating activities		34,395
Cash flows from investing activities:		
Purchase of furniture and equipment		(5,573)
Net cash provided by investing activities		(5,573)
Cash flows from financing activities:		
Payment of shareholder loan		(22,850)
Net cash provided by financing activities		(22,850)
Net increase in cash and cash equivalents		5,972
Cash and cash equivalents:		
Beginning of year		84
End of year	$	6,056
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	1,120
Income taxes	$	800

See independent auditors' report and notes to financial statements.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
NOTES TO FINANCIAL STATEMENTS
For The Year Ended June 30, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Perry Investments, Inc. dba Take Charge Financial! (the Company) was incorporated in Pennsylvania in 1986. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company sells wrap investments and investment advice to a wide range of individuals in San Francisco, Walnut Creek, San Jose, Los Angeles and San Diego, California. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. From time to time, the Company utilizes the services of employees of a related party and of independent contractors.

Furniture and equipment

Furniture and equipment are recorded at cost. Depreciation is provided on the straight-line method over five years, the estimated useful lives of the assets.

Revenue Recognition

Commission income and the related receivables are recognized as of the settlement date. Commissions are generally collected within 30 - 45 days and are all considered collectible in the normal course of operations.

Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result principally from the use of the cash method of accounting for income tax purposes and operating loss carryovers.

Cash Equivalents

All highly liquid debt instruments with a maturity of three months or less as of the date of purchase are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
NOTES TO FINANCIAL STATEMENTS
For The Year Ended June 30, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

The majority of the commission income came from one insurance company. The number of insurance companies who offer similar products largely mitigates the Company's resulting exposure to concentrations of credit risk with respect to this income.

Advertising

Advertising costs are expensed when incurred. Total printing and advertising costs during the year were $14,801.

2. FURNITURE AND EQUIPMENT

Furniture and equipment	$	105,136
Less accumulated depreciation		89,251
	$	15,885

3. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss carryforwards. Significant components of the Company's deferred income taxes as of June 30, 2002 are as follows:

Deferred tax asset:		
Net operating loss carryforward	$	7,300
Accruals deductible in different periods		2,439
	$	9,739

At June 30, 2002, the Company had a federal net operating loss carryforward of approximately $48,664, available to reduce future taxable income. This carryforward begins to expire in 2010.

3. **INCOME TAXES** (CONTINUED)

The benefit from income taxes is summarized as follows:

	Federal	State	Total
Currently payable	$ -	$ 800	$ 800
Deferred	(3,169)	(1,867)	(5,036)
	$ (3,169)	$ (1,067)	$ (4,236)

4. **COMMITMENTS AND RELATED PARTY TRANSACTIONS**

The Company rents its facilities from Computer Service Bureau, a related party through common ownership, on a month-to-month basis, for $4,000 per month. The total rent paid for the year was $48,000.

Additional payments are made for:

Other services	$ 29,848
Property tax and maintenance	$ 697

5. **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2002, the Company had net capital and a net capital requirement of $47,335 and $5,000, respectively.

6. **INVESTMENT ESCROW ACCOUNT**

This account consists of a $50,000 cash deposit with Fidelity Insurance.

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Perry Investments, Inc.
dba Take Charge Financial!

We have audited the accompanying financial statements of Perry Investments, Inc. dba Take Charge Financial! as of and for the year ended June 30, 2002, and have issued our report thereon dated August 22, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lautze & Lautze

San Jose, California
August 22, 2002

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!

SUPPLEMENTARY FINANCIAL INFORMATION
For The Year Ended June 30, 2002

PERRY INVESTMENTS, INC.
FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
June 30, 2002

Schedule I

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$77,499
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity Qualified for Net Capital		
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits (List)		
5.	Total capital and allowable subordinated liabilities		
6.	Deductions and/or charges		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$30,164	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities proprietary capital charges		
	D. Other deductions and/or charges		30,164
7.	Other additions and/or allowable credits (List)		
8.	Net capital before haircuts on securities positions		47,335
9.	Haircuts on securities (computed where applicable pursuant to 15c3-1(f))		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue Concentration		
	E. Other (List)		
10.	Net Capital		$47,335

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 1,014
12.	Minimum dollar net capital requirement of reporting broker or dealer minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	5,000
14.	Excess net capital (line 10 less 13)	42,335
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	45,814

PERRY INVESTMENTS, INC.
FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (CONTINUED)
June 30, 2002

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from Statement of Financial Condition		$ 15,211
17.	Add:		
	A. Drafts from immediate credit		
	B. Market value of securities borrowed from which no equivalent value is paid or credited		
	C. Other unrecorded amounts (List) proprietary capital charges		
19.	Total aggregate indebtedness		15,211
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		32%

OTHER RATIOS

21.	Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)	0%

NOTES

(A) The minimum net capital requirement should be computed by adding the minimum dollars net capital requirement of the reporting broker dealer and for each subsidiary to be consolidated the greater of
1. Minimum dollar net capital requirement or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities, which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5. Respondent should provide a list of material non-allowable assets.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
June 30, 2002

Schedule II

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

June 30, 2002

Schedule III

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
RECONCILIATIONS PURSUANT TO RULES 17a-5
June 30, 2002

Schedule IV

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness
Computation per respondent	$ 66,211	$ 1,860
Differences:		
Opening reserves	(517)	-
Share capital	(14,168)	-
Stockholder loan	(4,540)	-
Net loss	8,756	-
Non-allowable assets	(8,407)	-
Accounts payable	-	14,151
Income tax payable	-	(800)
Computation per Schedule I	$ 47,335 (1)	$ 15,211 (2)

(1) Difference arose from net audit adjustments relating to opening reserves, paid in capital, accounts payable, fixed assets, other assets, deferred income tax expense and depreciation.

(2) Difference arose from audit adjustments relating to accounts payable and income tax payable.

OATH OR AFFIRMATION

I, Joan A. Perry Pres., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Take Charge Financial, as of ____________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Joan Perry
Signature

Pres
Title

Paul Merchain
Notary Public

PAUL MERCHAIN
Comm. # 1252715
NOTARY PUBLIC-CALIFORNIA
Santa Clara County
My Comm. Expires Mar. 5, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Perry Investments, Inc.
San Jose, California

In planning and performing our audit of the consolidated financial statements and supplementary schedules of **Perry Investments, Inc. dba Take Charge Financial!** (the Company) for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lautze & Lautze

San Jose, California
August 22, 2002